SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                             (Amendment No. 2)

                     THE COLONEL'S INTERNATIONAL, INC.
                             (Name of Issuer)

                       COMMON STOCK $0.01 PAR VALUE
                      (Title of Class of Securities)

                                195405 10 5
                              (CUSIP Number)

                          Jeffrey Chimovitz, Esq.
                     The Colonel's International, Inc.
                           620 South Platt Road
                           Milan, Michigan 48160
                              (313) 439-4200
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             DECEMBER 31, 1995
          (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ]

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

___________________________________________________________________________









1)   Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
     Persons

                     Donald J. Williamson ###-##-####
                      Patsy L. Williamson ###-##-####
_______________________________________________________________________________
2)   Check the Appropriate Row if a Member of a Group (See Instructions)
     (a) _____
     (b) __X__
_______________________________________________________________________________

3)   SEC Use Only
_______________________________________________________________________________

4)   Source of Funds               PF
_______________________________________________________________________________

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                    ____
_______________________________________________________________________________

6)   Citizenship or Place of Organization         United States of America
_______________________________________________________________________________

  Number of           (7) Sole Voting Power    Donald J. Williamson  11,934,580
  Shares Beneficially                          Patsy L. Williamson   11,632,500
  Owned by             ________________________________________________________
  Each
  Reporting           (8) Shared Voting Power  Donald J. Williamson  11,632,500
  Person With                                  Patsy L. Williamson   11,934,580
                       ________________________________________________________

                      (9) Sole Dispositive
                          Power                Donald J. Williamson  11,934,580
                                               Patsy L. Williamson   11,632,500
                       ________________________________________________________

                     (10) Shared Dispositive
                          Power                Donald J. Williamson  11,632,500
                                               Patsy L. Williamson   11,934,580
_______________________________________________________________________________

11)  Aggregate Amount Beneficially Owned by Each Reporting
     Person                                                     23,567,080
_______________________________________________________________________________







12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                                  _____
_______________________________________________________________________________

13)  Percent of Class Represented by Amount in Row (11)              97.5%
_______________________________________________________________________________


14)  Type of Reporting Person (See Instructions)

Donald J. Williamson                                                    IN
Patsy L. Williamson                                                     IN
_______________________________________________________________________________







































ITEM 1.  SECURITY AND ISSUER

     This statement relates to the acquisition of 23,500,000 shares of the $0.01 par value common stock of The Colonel's International, Inc. (the "Company"), whose executive offices are located at 620 South Platt Road, Milan, Michigan 48160.

ITEM 2.  IDENTITY AND BACKGROUND

  1. (a)  Name:  DONALD J. WILLIAMSON
     (b)  Business address:  620 South Platt Road, Milan, Michigan 48160
     (c) Mr. Williamson is a principal shareholder, President, Chief Executive Officer and director of the Company. The Company is a holding company with two subsidiaries: The Colonel's, Inc. and Brainerd International Raceway, Inc. The Colonel's, Inc. manufactures and supplies plastic bumpers and related accessories as replacement parts to the automotive aftermarket industry. Brainerd International Raceway, Inc. operates the Brainerd International Raceway, a multi-purpose motor sports facility located in Brainerd, Minnesota. Mr. Williamson serves as Chairman, Chief Executive Officer, Treasurer, Secretary and as a director of The Colonel's, Inc. and as Chairman, Treasurer, Secretary and as a director of Brainerd International Raceway, Inc. Mr. Williamson is the husband of Patsy Williamson.
     (d) Mr. Williamson has not been convicted in a criminal proceeding during the previous five years.
     (e) Mr. Williamson has not been a party in a civil or administrative proceeding involving an alleged violation of any state or federal securities laws during the previous five years.
     (f)  Mr. Williamson is a citizen of the United States of America.


  2. (a)  Name: PATSY L. WILLIAMSON
     (b)  Business address: G-4315 Clio Road, Flint, Michigan 48504
     (c) Mrs. Williamson is the owner and Chief Executive Officer of four automobile dealerships: Blain Buick - GMC Truck, Inc. in Flint Michigan; Williamson Chevrolet Cadillac Jeep Eagle, Inc. in Tawas City, Michigan; Williamson Lincoln Mercury, Inc. in Flint, Michigan; and Williamson Chrysler Plymouth Dodge, Inc. in Flint, Michigan. Mrs. Williamson is also a principal shareholder of the Company and is the wife of Donald J. Williamson.
     (d) Mrs. Williamson has not been convicted in a criminal proceeding during the previous five years.
     (e) Mrs. Williamson has not been a party in a civil or administrative proceeding involving an alleged violation of any state or federal securities laws during the previous five years.
     (f)  Mrs. Williamson is a citizen of the United States of America.





ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Donald J. Williamson and Patsy L. Williamson were the sole shareholders of The Colonel's, Inc. Effective December 31, 1995, The Colonel's, Inc. merged with a wholly-owned subsidiary of The Colonel's International, Inc. As consideration for the merger, The Colonel's International, Inc. issued 11,867,500 shares of common stock to Donald J. Williamson and issued 11,632,500 shares of common stock to Patsy L. Williamson. Including 67,080 shares of the Company's common stock previously owned by Mr. Williamson, the aggregate number of shares of the Company's common stock owned by Mr. and Mrs. Williamson is 23,567,080.

ITEM 4.  PURPOSE OF TRANSACTION

     Mr. and Mrs. Williamson acquired 23,500,000 shares of the Company's common stock as a result of the merger of The Colonel's, Inc. with a wholly-owned subsidiary of The Colonel's International, Inc.

     At some future time, the Williamsons may consider registering a limited number of their shares for sale in order to increase the number of the Company's shares in the public float. Other than such possible registration, the Williamsons have no plans or proposals which may relate or result in (but reserve the right to execute such plans or proposals in order to prevent a hostile take-over attempt): (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporation transaction, such as a merger, reorganization, or liquidation, involving the Company or its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present directors or management of the Company, including any plans or proposal to change the term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any actions similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Mr. and Mrs. Williamson beneficially own a total of 23,567,080 shares of the Company's common stock. This represents 97.5 percent of the outstanding common stock of the Company. Mr. and Mrs. Williamson hold the sole power to vote and dispose of the shares acquired.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Mr. and Mrs. Williamson are not parties to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company, including but not limited to transfer or voting of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

     For the purpose of restatement, Schedule 13D, filed on September 21, 1994, is filed as Appendix A hereto.






































                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  January 9, 1996            /S/ DONALD J. WILLIAMSON
                                   Donald J. Williamson


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 9, 1996            /S/ PATSY L. WILLIAMSON
                                   Patsy L. Williamson

































                                APPENDIX A

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                       BRAINERD INTERNATIONAL, INC.
                             (Name of Issuer)


                       COMMON STOCK $0.01 PAR VALUE
                      (Title of Class of Securities)

                                104882 20 4
                              (CUSIP Number)

                          Jeffrey Chimovitz, Esq.
                            The Colonel's, Inc.
                               P.O. Box 130
                          Milan, Michigan  48160
                              (800) 537-6355
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            SEPTEMBER 12, 1994
          (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement
[X].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

______________________________________________________________________________

1)   Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
     Persons
                           Donald J. Williamson
______________________________________________________________________________

______________________________________________________________________________

2)   Check the Appropriate Row if a Member of a Group (See Instructions)
     (a)  _____
     (b)  _____
______________________________________________________________________________

3)   SEC Use Only
______________________________________________________________________________

4)   Source of Funds                PF
______________________________________________________________________________

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ____
______________________________________________________________________________

6)   Citizenship or Place of Organization         United States of America
______________________________________________________________________________

     Number of            (7)  Sole Voting Power                   487,080
     Shares Beneficially  ____________________________________________________
     Owned by
     Each                 (8)  Shared Voting Power                       0
     Reporting            ____________________________________________________
     Person With
                          (9)  Sole Dispositive Power              487,080
                          ____________________________________________________

                          (10) Shared Dispositive Power                  0
______________________________________________________________________________

11)  Aggregate Amount Beneficially Owned by Each
     Reporting Person                                              487,080
______________________________________________________________________________

12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                                  _____
______________________________________________________________________________

13)  Percent of Class Represented by Amount in Row (11)              71.9%
______________________________________________________________________________

14)  Type of Reporting Person (See Instructions)                        IN
______________________________________________________________________________







ITEM 1    SECURITIES AND ISSUER

     This statement relates to the acquisition of 487,080 shares of the $0.01 par value common stock of Brainerd International, Inc. (the
"Company"), the address of the executive office of which is 17113 Minnetonka Boulevard, Suite 214, Minnetonka, Minnesota 55345.

ITEM 2    IDENTITY AND BACKGROUND

     (a)  Name:  Donald J. Williamson
     (b)  Business address:  620 South Platt Road, Milan, Michigan 48160
     (c) Mr. Williamson is a principal shareholder, executive officer and director of The Colonel's Inc. of 620 South Platt Road, Milan, Michigan 48160. The Colonel's, Inc., manufactures and supplies plastic bumpers and related accessories as replacement parts to the automotive aftermarket industry.
     (d) Mr. Williamson has not been convicted in a criminal proceeding during the previous five years.
     (e) Mr. Williamson has not been a party in a civil or administrative proceeding involving an alleged violation of any state or federal securities laws during the previous five years.
     (f)  Mr. Williamson is a citizen of the United States of America.

ITEM 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The 487,080 shares were acquired from two shareholders, Gene M. Snow and James W. Littlejohn in exchange for a total price of $1,100,000.
Mr. Williamson used personal funds to fund the purchase.

ITEM 4    PURPOSE OF TRANSACTION

     Mr. Williamson acquired the shares as an investment. Mr. Williamson intends to have himself; his daughter, Lisa Morrow; Ted M. Gans; Daniel J. Fresina and Gary Moore appointed to the Board of Directors of the Company and for Mr. Williamson to be elected as the Chief Executive and Chief Financial Officer of the Company.

     Mr. Williamson intends for the Company to continue its business of operating a motorsports facility located in Brainerd, Minnesota, with Richard Roe continuing as manager of the facility. Mr. Williamson intends for the common stock of the Company to continue to be eligible for trading in the over-the-counter market.

     Mr. Williamson further intends to have the respective boards of directors of the Company and The Colonel's, Inc., consider a merger or other consolidation of the two corporations. The terms of such a transaction have not been determined. Mr. Williamson, together with his wife, Patsy L. Williamson, own all of the outstanding shares of The Colonel's, Inc., which is engaged in the business of manufacturing and supplying plastic bumpers and accessories to the automotive replacement parts industry.

ITEM 5    INTEREST IN SECURITIES OF THE ISSUER.

     Prior to the acquisition of the 487,080 shares, Mr. Williamson did not own shares of the Company. Mr. Williamson holds the sole power to vote and dispose of the shares acquired.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Mr. Williamson's purchase of the 487,080 shares was pursuant to a Stock Purchase Agreement dated as of September 9, 1994. The agreement with the sellers, Gene M. Snow and James W. Littlejohn, contained representations by the sellers as to their ownership of the shares and their lack of knowledge as to material adverse information concerning the Company not contained in the Company's reports on Form 10-KSB for the period ending on December 31, 1993, or on Form 10-QSB for the periods ending on March 31 or June 30, 1994. The agreement also provided for the sellers to resign as members of the Board of Directors of the Company and to assist in the appointment to the Board of Directors of three designees of Mr. Williamson.

     In contemplation of the acquisition of the 487,080 shares, Mr. Williamson obtained releases from several parties which had previously negotiated with Mr. Snow and Mr. Littlejohn for the acquisition of their shares of the Company's common stock. The releases provided that such parties would have no claims against Mr. Williamson or The Colonel's, Inc. in the event Mr. Williamson acquired the 487,080 shares. Mr. Williamson agreed to pay to such parties an aggregate of $50,000 in the event the acquisition of the shares was completed.

ITEM 7    MATERIALS TO BE FILED AS EXHIBITS

     Filed as an Exhibit is the September 9, 1994,, Stock Purchase Agreement among Mr. Williamson, Gene M. Snow and James W. Littlejohn.

                                 Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  September 20, 1994              /S/ DONALD J. WILLIAMSON
                                        Donald J. Williamson